Amylin Pharmaceuticals, Inc.	Tel (858) 552 2200
9360 Towne Centre Drive	Fax (858) 552 2212
San Diego, CA 92121 USA	www.amylin.com

May 18, 2009

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Amylin Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 0-19700

Dear Mr. Rosenberg:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 4, 2009 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) of Amylin Pharmaceuticals, Inc. (the “Company”) filed with the Commission on February 27, 2009.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business, page 1

1.                                      Please revise your business section to provide a description of the material terms of the agreement with each below indentified third party, including, but not limited to, payment provisions, material obligations under the agreement, term and termination provisions.  In addition, please file copies of the agreements.  Alternatively, please provide us with detailed analysis which supports your apparent conclusion that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

•                  Ypsomed A.G. On page 28 you disclose that you rely on Ypsomed AG for the supply of the SYMLIN pen components and cartridges.  In addition, you disclose that there are a limited number of cartridge manufacturers and disposable pen manufacturers.

Challenging Science. Changing Lives.

•                  Hollister-Stier Laboratories LLC.  On page 28 you disclose that you rely on Hollister-Stier Laboratories LLC for the assembly of the SYMLIN pen components and cartridges.

•                  Parsons.  On page 15 you disclose that you are working with Parsons, a group with significant experience in the design and construction of pharmaceutical manufacturing facilities, to complete the design, construction and validation of a facility in West Chester, Ohio to manufacture exenatide once weekly.  On page 29 you disclose that you are dependent on Parsons to assist you in the construction and commissioning of the manufacturing facility.

The Company acknowledges the Staff’s comment and respectfully submits that the Company is not substantially dependent on its agreements with Ypsomed AG (“Ypsomed”), Hollister-Stier Laboratories LLC (“Hollister-Stier”) and Parsons, Inc. (“Parsons”) as the Ypsomed and Hollister-Stier agreements relate to SYMLIN, product sales of which have accounted for less than 10% of the Company’s total revenues on average for the last three fiscal years, and the services provided pursuant to the Parsons agreement are not unique.

The Ypsomed and Hollister-Stier agreements relate to the manufacture of the components that comprise the Company’s SYMLIN disposable pen and the assembly of those components into the completed SYMLIN disposable pen, respectively.  Total product sales of SYMLIN for the fiscal years ended December 31, 2006, 2007 and 2008 were $43.8 million, $65.5 million and $86.8 million, respectively, and represent 8.5%, 8.4% and 10.3%, respectively, of the Company’s total revenues for the fiscal years ended December 31, 2006, 2007 and 2008 ($510.8 million, $781.0 million and $840.1 million, respectively).  Given the above, the Company does not currently believe that its business is substantially dependent upon the Ypsomed and Hollister-Stier agreements based on SYMLIN’s historical contribution to the Company’s total revenues.

In addition, the services provided to the Company pursuant to the Parsons agreement are not unique and are fungible between other manufacturers and assembly service providers.  While Parsons has significant experience in the design and construction of pharmaceutical manufacturing facilities, there are several other general contractors with like experience that could provide the same service to the Company and the Company could transfer the construction process to any such general contractor.  In addition, at this time, the construction of the West Chester, Ohio facility is substantially complete.

Therefore, the Company respectfully submits that, as discussed above, it is not substantially dependent on its agreements with Ypsomed, Hollister-Stier and Parsons.

Exenatide Once Weekly Manufacturing, page 15

2.                                      Please revise your disclosure regarding the development and license agreement with Alkermes to disclose all the material terms of this agreement, including, but not limited to, payment provisions not previously redacted by an appropriate grant of confidential treatment by the Division of Corporation Finance, material obligations under the agreement, term and termination provisions.  Please specifically include in your disclosure of the payment provisions the aggregate milestone payments and the range of potential royalty payments (i.e. “low single digits” or “high single digit”) under the agreement.

The Company acknowledges the Staff’s comment and respectfully notes that it has been granted confidential treatment for the payment provisions set forth in the Company’s development and license agreement with Alkermes, Inc. (“Alkermes”), and submits that the Company proposes to include revised and expanded disclosure regarding the agreement with Alkermes in substantially the form set forth below beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”), or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2009 10-K.  Note that bolded text below represents proposed additions to the Company’s existing disclosure.

“Under the terms of our development and license agreement with Alkermes, we are responsible for manufacturing the dosing formulation of exenatide once weekly for commercial sale and will pay Alkermes milestone payments upon achievement of development milestones and royalties ranging in the mid single digits on sales of exenatide once weekly. To date, we have paid an aggregate of $6 million, and issued warrants to purchase 75,000 shares of our common stock, as development milestone payments to Alkermes under the agreement.  If all future development milestones are achieved, we may be obligated to pay Alkermes an aggregate of $14 million in additional milestone payments.  Alkermes has transferred to us its technology for manufacturing exenatide once weekly and will supply us with the polymer materials required for the commercial manufacture of exenatide once weekly.  The agreement terminates on the later of 10 years from first commercial sale of product under the agreement or the expiration or invalidation of certain Alkermes patents covering such products.  In addition, we can terminate the agreement at will upon 180 days written notice to Alkermes, and Alkermes can terminate the agreement pursuant to standard liquidation provisions.  Both parties can terminate the agreement pursuant to material breach of contract terms.”

Patents, Proprietary Rights, and Licenses, page 17

3.                                      You disclose that in the United States a patent term extension of 1,586 days has been granted for SYMLIN and a patent term extension of 1,287 days has been granted for BYETTA.  Please expand your disclosure to provide the specific date upon which these patent extension terms expire.

The Company acknowledges the Staff’s comment and respectfully submits that the Company proposes to include revised and expanded disclosure regarding the specific date upon which the patent extension terms for SYMLIN and BYETTA shall expire in substantially the form set forth below beginning with the 2009 10-K, or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2009 10-K.  Note that bolded text below represents proposed additions to the Company’s existing disclosure.

“For example, in the United States a patent term extension of 1,586 days has been granted for SYMLIN, resulting in a patent expiration date of March 16, 2019, and a patent term extension of 1,287 days has been granted for BYETTA, resulting in a patent expiration date of December 1, 2016.”

Item 11. Executive Compensation
Director Compensation, incorporated from page 38 of your definitive proxy statement

4.                                      Pursuant to footnote two, Ginger Graham, one of your directors, has a significantly greater aggregate number of option awards than your other directors as of December 31, 2008.  Item 402(k)(3) of Regulation S-K requires you to provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in this table.  Please revise your disclosure to provide a narrative description as to why Ms. Graham has a signifactly greater number of option awards than your other directors listed in the table.

The Company acknowledges the Staff’s comment and respectfully submits that Ms. Graham holds a significantly greater aggregate number of option awards than the Company’s other directors due to option awards granted to Ms. Graham in connection with her tenure as the Company’s Chief Executive Officer from September 2003 to March 2007, as disclosed in the Company’s previous periodic reports and proxy statements filed with the Commission.  The Company proposes to include revised and expanded disclosure regarding Ms. Graham’s option award holdings in substantially the form set forth below in the Company’s proxy statement relating to the Company’s 2010 Annual Meeting of Stockholders (the “2010 Proxy Statement”), or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2010 Proxy Statement.  Note that bolded text below represents proposed additions to the Company’s existing disclosure.

“[1,097,610] shares subject to option awards held by Ms. Graham were received in connection with her service as our Chief Executive Officer from September 2003 to March 2007.”

Critical Accounting Policies and Estimates

Product Returns, page 49

5.                                      You disclose that you will accept returns of products that are damaged or defective when received by the wholesale customer or for any unopened product during the period beginning six months prior to and up to 12 months subsequent to its expiration date.  Please revise your disclosure here and in the financial statements to clarify:

•                  whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;

•                  whether or not the returned product is resaleable;

•                  how you account for your estimate of returns at the time of sale of the product and how you account for returns at the date they are actually returned to you.  Provide us an analysis supporting your accounting treatment with reference to authoritative literature.  It also may be helpful to provide us an example showing the journal entries made.

The Company acknowledges the Staff’s comment and respectfully submits that the Company records allowances for product returns at the time of sale in accordance with Statement of Financial Accounting Standards 48.  The Company estimates returns based upon its historical returns experience for its products, which historically has represented less than 1% of the Company’s total product sales.  In addition, the Company considers its internal sales forecasts, the expiration dates of products shipped and third party data to assist it in monitoring estimated channel inventory levels and prescription trends (which are an indicator of end-user patient demand).  The Company refunds the sales price in cash or credit and the product is not resalable as the Company’s products require refrigeration.

Assuming gross sales of $1,000 and an estimated return rate of 1%, the Company would record the following journal entry to record a returns reserve in the period in which the sales were made:

Debit:  Contra-revenue $10

Credit:  Contra-accounts receivable $10

The Company would record the following journal entry when the product is actually returned to the Company:

Debit:  Contra-accounts receivable $10

Credit:  Accounts receivable                $10

The Company proposes to include revised and expanded disclosure providing the information requested above with regards to the return of products and specific information on the accounting treatment for such under the heading “Critical Accounting Policies and Estimates” in substantially the form set forth below beginning with the 2009 10-K, or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2009 10-K.  Note that bolded text below represents proposed additions to the Company’s existing disclosure.

“Net Product Sales

We sell our products primarily to wholesale distributors, who in turn, sell to retail pharmacies, pharmacy benefit managers and government entities. Decisions made by these wholesalers and their customers regarding the level of inventories they hold, and thus the amount of product they purchase, can materially affect the level of our product sales in any particular period.

We recognize revenue from the sale of our products when delivery has occurred, title has transferred to the customer, the selling price is fixed or determinable, collectability is reasonably assured and the Company has no further obligations. The Company records product sales net of allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts and prescription vouchers. We are required to make significant judgments and estimates in determining some of these allowances. If actual results differ from our estimates, we will be required to make adjustments to these allowances in the future.

Product Returns

We do not offer our wholesale customers a general right of return. However, we will accept returns of products that are damaged or defective when received by the wholesale customer or for any unopened product during the period beginning six months prior to and up to 12 months subsequent to its expiration date.  Product returned is generally not resaleable as our products require refrigeration. We refund the sales price for product returns in cash or credit to our customers.  We estimate product returns based on our historical returns experience and record an allowance for estimated returns at the time of sale. Additionally, we consider several other factors in our estimation process including our internal sales forecasts, the expiration dates of product shipped and third party data to assist us in monitoring estimated channel inventory levels and prescription trends. Actual returns could exceed our historical experience and our estimates of expected future returns due to factors such as wholesaler and retailer stocking patterns and inventory levels and/or competitive changes. To date actual returns have not differed materially from our estimates.”

Note 1 — Summary of Significant Accounting Policies

Concentrations of Risk, page F-7

6.                                      You disclose that your top four customers represent 95% of product sales in 2008.  However, on page F-8 you disclose that revenues attributed to your top 3 customers accounted for 79% of your sales thus implying that your fourth customer accounted for about 16% of your product sales in 2008.  Please disclose the name of your fourth significant customer since it appears to be a significant concentration of risk.  Refer to Item 101(C)(1)(vii) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that the Company disclosed that its top four customers represented 95% of total net product sales in 2008 and on page F-8 of the 2008 10-K disclosed that revenues attributed to our top three customers represented 79% of total revenues.  This appears to imply that the Company’s fourth customer represented 16% of sales.   However, the table on page F-8 of the 2008 10-K represents the percentage of sales to each of these customers relative to total revenues (net product sales and collaborative revenue).  While these three customers represented 79% of the Company’s total revenues, they accounted for 86% of the Company’s total net product sales.  Accordingly, the fourth customer represented 9% of the Company’s total net product sales in 2008, and therefore was not disclosed as this customer did not exceed the 10% disclosure threshold required by Item 101(C)(1)(vii) of Regulation S-K.

The Company proposes to disclose its product sales by customer as a percentage of total net product sales (instead of as a percentage of total revenues) in the F-pages in substantially the form set forth below beginning with the 2009 10-K, or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2009 10-K.  Note that bolded text below represents proposed additions to the Company’s existing disclosure.

“Three of the Company’s customers each accounted for more than 10% of total net product sales for the year ended December 31, 2008, and two of the Company’s customers each accounted for more than 10% of total net product sales for the years ended December 31, 2007 and 2006, respectively. The following table summarizes the percent of the Company’s total revenues that were attributed to each of these three customers (as a % of total revenues):

	Year ended
	December 31,
	2008	2007	2006
Medco Health Solutions	11%	*	*
McKesson Corporation	35%	40%	39%
Cardinal Health, Inc.	33%	35%	35%
Amerisource Bergen Corporation	*	*	10%

*Less than 10%”

Note 3 — Other Financial Information, page F-17

7.                                      Please disclose the significant items that comprise the $34 million balance in other current liabilities.  Please refer to Rule 5.02 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully submits that with respect to other current liabilities, Rule 5.02 of Regulation S-X requires the disclosure of “any item in excess of 5% of total current liabilities.”  At December 31, 2008 the Company had total current liabilities of $313.8 million. Therefore any item greater than or equal to $15.7 million requires disclosure.  The following table is disclosed on page F-14 of the 2008 10-K:

“Other current liabilities consist of the following (in thousands):

	At December 31,
	2008	2007
Contingent share-settled obligation(1)	$—	$30,000
Accrued research and development contract services	9,400	20,107
Accrued rebate discounts	28,575	19,673
Accrued property, plant and equipment additions	6,057	15,559
Other accrued sales allowances	12,011	13,989
Other current liabilities	34,082	23,596
	$90,125	$122,924

(1)          Represents a liability for $30 million in milestone payments received from Lilly that were convertible into the Company’s common stock at December 31, 2007 (see to note 4).”

The other current liabilities of $34.1 million at December 31, 2008 consist of various expense accruals, however no individual item was greater than or equal to $15.7 million, and therefore did not require separate disclosure.

Note 4 — Collaborative Agreements

Collaboration with Eli Lilly and Company, page F-19

8.                                      You amended the co-promotion agreement with Lilly in 2008.  Under the amended agreement your sales force co-promotes Cialis in the United States.  Please disclose what you mean by “We are currently evaluating this element of the co-promotion arrangement with Lilly.”

The Company acknowledges the Staff’s comment and respectfully submits that the Company has not included the referenced statement in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Commission on May 11, 2009, and will not include such statement in future filings with the Commission.

9.                                      You received a cash payment of $125 million from Eli Lilly under a supply agreement which you disclose represents an amount to compensate you for the cost of carrying Lilly’s share of the capital investment made in your manufacturing facility in Ohio.  Please revise your disclosure to:

•              Explain what you mean by “Lilly’s share of the capital investment.”  Please also quantify Lilly’s percentage share, if any, in your manufacturing facility.

•              Explain your accounting treatment with regards to the $125 million payment received from Lilly.  It is unclear why a portion of the payment represents reimbursement of interest costs capitalized and the remainder is deferred collaborative revenue when it appears that it represents reimbursement of the costs of the facility.

In October 2008, the Company and Lilly entered into an Exenatide Once Weekly Supply Agreement pursuant to which the Company will supply commercial quantities of exenatide once weekly for sale in the United States, if approved by the United States Food and Drug Administration, or FDA. In addition, if Lilly receives approval to market the product in jurisdictions outside the United States, the Company will be required to manufacture the product intended for commercial sale by Lilly in those jurisdictions

The Company acknowledges the Staff’s comment and respectfully submits that the Company proposes to include revised and expanded disclosure to clarify that Lilly does not have an ownership percentage share in the Company’s manufacturing facility and to provide additional information regarding the $125 million payment received from Lilly in connection with the exenatide once weekly supply agreement in substantially the form set forth below beginning with the 2009 10-K, or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2009 10-K.  Note that bolded text below represents proposed additions to the Company’s existing disclosure.

“In October 2008, the Company and Lilly entered into an Exenatide Once Weekly Supply Agreement pursuant to which the Company will supply commercial quantities of exenatide once weekly for sale in the United States, if approved by the United States Food and Drug Administration, or FDA. In addition, if Lilly receives approval to market the product in jurisdictions outside the United States, the Company will be required to manufacture the product intended for commercial sale by Lilly in those jurisdictions.

Under the terms of the supply agreement, Lilly made a cash payment of $125 million to the Company, which represents an amount to compensate the Company for the cost of carrying Lilly’s share of the capital investment made in the Company’s manufacturing facility in Ohio.  In addition to this cash payment, the Company will recover Lilly’s share of the capital investment in the facility through an allocation of depreciation expense to cost of goods sold as discussed below. Under the terms of the supply agreement, the Company has agreed not to charge Lilly for Lilly’s share of the interest costs capitalized to the facility. Accordingly the Company has determined that a portion of the $125 million payment represents a reimbursement to the Company of Lilly’s share of interest costs capitalized to the facility that will be credited to Lilly for its share of the capitalized interest included in the cost of goods sold for exenatide once weekly as incurred. The Company has concluded that any excess amount represents deferred collaborative revenue for services to be provided to Lilly under the supply agreement that will be amortized ratably over the economic useful life of the exenatide once weekly product following its commercial launch. The ultimate allocation of the $125 million payment, which is classified as a long-term deferred credit in the accompanying Consolidated Balance Sheets at December 31, 2008, will be dependent upon the total amount of interest costs capitalized to the facility when it is placed in service. Under certain circumstances, including upon an impairment of the exenatide once weekly manufacturing facility, Lilly may receive a credit for the unearned portion of the $125 million payment which will be applied against Lilly’s share of the impairment charge.

In addition to the $125 million cash payment, the Company will recover Lilly’s share of the over $500 million capital investment in the facility through an allocation of depreciation to cost of goods sold in accordance with the collaboration agreement.  The Company retains ownership of the facility and Lilly’s share of the capital investment to be recovered through the sharing of cost of goods sold is initially estimated to be 55% subject to adjustment based upon the allocation of the proportion of product supplied for sale in the United States, the cost of which is shared equally by the parties, and the proportion of product supplied for sale outside of the United States, the cost of which is paid for 100% by Lilly.”

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 552-2200.

Sincerely,

Amylin Pharmaceuticals, Inc.

/s/ Mark G. Foletta

Mark G. Foletta
Senior Vice President, Finance and Chief Financial Officer

cc:	Gus Rodriguez, Securities and Exchange Commission Accounting Branch Chief
Sasha Parikh, Securities and Exchange Commission Staff Accountant
Jennifer Riegel, Securities and Exchange Commission Staff Attorney
Lloyd A. Rowland, Amylin Pharmaceuticals, Inc.
James R. Oehler, Amylin Pharmaceuticals, Inc.
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP
Mark Stephens, Ernst & Young LLP